February 4, 2019

Jean-Fran ois Mouney
Chief Executive Officer
Genfit S.A.
Parc Eurasant
885, avenue Eug ne Avin e
59120 Loos, France

       Re: Genfit S.A.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 21, 2018
           CIK No. 0001757064

Dear Mr. Mouney:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 12, 2018 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Business
Our Clinical Program for Elafibranor in the Treatment of NASH
Golden - 505--Our Phase 2b Clinical Trial
Safety Results, page 109

1. We note your response to comment 13. Please identify the specific serious adverse events that occurred in your clinical trials of Elafibranor.
 Jean-Fran ois Mouney
Genfit S.A.
February 4, 2019
Page 2
Our Drug Candidates and Diagnostic Development Programs
Nitazoxanide Program for the Treatment of Fibrosis
Pre-clinical and Clinical Development Program, page 123

2. We note your response to comment 12. Please disclose the range of results measured in each cohort. In this regard, we note that you have provided only the average results.
         Similarly, on page 115, you state that "[t]he mice in the combination therapy group experienced a statistically significant attenuation of liver fibrosis of 52%, compared to
         36% in the group receiving only elafibranor and 27% in the group receiving only NTZ, each as compared to the CDAA/c only group." Please disclose the range of attenuation of liver fibrosis observed in each of the categories as well as the number of mice that experienced such results. In addition, we note your disclosure on page 115 that "[i]n the combination therapy group, hepatic collagen was reduced by 41%, compared to 22% in the group receiving only elafibranor and 23% in the group receiving only NTZ, each as compared to the CDAA/c only group." Please disclose the range of results as well as the number of mice that experienced these results.
TGFTX1 Program for the Treatment of IL-17-Dependent Autoimmune Diseases , page
124

3. We note your response to comment 18 . To provide context for the scale of the trial, please disclose the number of mice tested in your preclinical trial of TGFTX1 disclosed on page 125.
        You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
with any other questions.



FirstName LastNameJean-Fran ois Mouney                       Sincerely,
Comapany NameGenfit S.A.
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